Exhibit 99.1

Ballard Power Systems Inc.

News Release

DaimlerChrysler and Ford Invest CDN $55 Million

in Ballard Power Systems

For Immediate Release — January 13, 2005

Vancouver, Canada — Ballard Power Systems (TSX:BLD, NASDAQ: BLDP) today announced its Vehicular Alliance partners, DaimlerChrysler AG and Ford Motor Company, yesterday completed the previously announced purchase of CDN $55 million of Ballard common shares pursuant to a Call Agreement entered into by the parties on December 31, 2003.  DaimlerChrysler purchased 2,431,388 common shares of Ballard at CDN $12.34 per share, for an aggregate purchase price of CDN $30 million.  Ford purchased 2,026,157 common shares of Ballard at CDN $12.34 per share, for an aggregate purchase price of CDN $25 million.

Following the issuance of Ballard common shares pursuant to the Call Agreement, DaimlerChrysler owns 22,085,992 Ballard common shares or 17.9% and Ford owns 24,181,198 Ballard common shares or 19.6% of the issued and outstanding Ballard common shares (based on 123,236,389 Ballard common shares outstanding).

“This investment strengthens our financial position, and also shows the commitment of our Alliance partners, DaimlerChrysler and Ford, to Ballard, our fuel cell alliance and automotive fuel cells,” said Dennis Campbell, Ballard’s President and Chief Executive Officer.

About Ballard Power Systems

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells.  Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership.   To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, please contact Michelle Cormack or Rebecca Young at 604-454-0900.

This release contains forward-looking statements that are based on the belief of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  When used in this release, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect,” “plan,” “predict,” “may,” “should,” “will,” the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements.  Such statements reflect the current view of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.  The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

For investor information,	For media information,	For product information,	Ballard Power Systems Inc.
please contact:	please contact:	please contact:	4343 North Fraser Way
Michael Rosenberg	Media Relations	Marketing Department	Burnaby BC V5J 5J9
t) 604.412.3195	t) 604.454.0900	t) 604.453.3520	Canada
f) 604.412.3100	f) 604.412.3100	f) 604.412.3100	t) 604.454.0900
investors@ballard.com	media@ballard.com	marketing@ballard.com	f) 604.412.4700